Ventas, Inc.

111 South Wacker Drive

Suite 4800

Chicago, IL 60606

T 502.357-9000

F 502.357-9029

July 31, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael McTiernan
Special Counsel
Division of Corporation Finance

Re:	Ventas, Inc.
Form 10-K for the period ended December 31, 2007
Filed February 29, 2008
File No. 001-10989

Dear Mr. McTiernan:

Set forth below are the responses of Ventas, Inc., a Delaware corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 22, 2008 from you to Debra A. Cafaro, the Company’s Chairman, President and Chief Executive Officer, with respect to the above-referenced filing by the Company with the Commission.

For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by the Company’s respective response thereto.

General

1.	We note that on page iii you forward-incorporate the Elder Trust OP Form 10-K. Please advise us why you believe this is permitted by the form.

ElderTrust Operating Limited Partnership (“ETOP”) is a subsidiary of the Company that guarantees certain registered debt securities issued by two of the Company’s wholly owned subsidiaries. The Company, directly and indirectly, owns 99.6% of the partnership interests of ETOP, and ETOP files reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has forward-incorporated ETOP’s Annual Report on Form 10-K due to the different timing requirements for filings made pursuant to Section 13 or 15(d) of the Exchange Act. The Company is a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act, and is required to file its Annual Report on Form 10-K within 60

Securities and Exchange Commission

July 31, 2008

days after the end of the fiscal year, whereas ETOP is a non-accelerated filer that is required to file its Annual Report on Form 10-K within 90 days after the end of the fiscal year.

Although forward-incorporation is not expressly contemplated by the Exchange Act forms, there is no specific prohibition against forward-incorporation of information contained in the filed documents of another registrant. To not forward-incorporate would require ETOP to file its Exchange Act reports on the same timetable as the Company, a large accelerated filer. We believe that forward-incorporation by reference of the ETOP Form 10-K is akin to the forward-incorporation of information that is disclosed in an issuer’s proxy statement. The Staff has stated in telephone interpretation 2S under “Exchange Act Rules” in its March 1999 supplement to the manual of publicly available telephone interpretations that one of the purposes of forward-incorporation is to “prevent duplicative disclosure.” Rule 12b-23 under the Exchange Act specifically allows incorporation by reference of a proxy statement in response to Part III of Form 10-K, and General Instruction G(3) to Form 10-K states that a reporting issuer subject to the proxy rules may omit Part III information from its annual report if (i) the omitted information is disclosed in the issuer’s proxy statement and (ii) the proxy statement is filed with the Commission no later than 120 days from the end of the fiscal year. The Company clearly states in its Exchange Act reports that the ETOP Exchange Act reports are incorporated by reference so that investors know such information will be forthcoming, similar to the Part III information. We also note that in this case forward-incorporation is very limited in duration because the filing of the ETOP Form 10-K will occur not more than 30 days after the deadline for filing the Company’s Form 10-K.

2.	In future filings, please provide occupancy disclosure for each of your reportable business segments.

The Company currently operates through two reportable business segments: senior living operations and triple-net leased properties. Our senior living operations segment consists of investments in seniors housing communities located in the United States and Canada for which we engage a third party to manage the operations. Our triple-net leased properties segment consists of financing, owning and leasing seniors housing and healthcare-related properties in the United States and leasing or subleasing those properties to healthcare operating companies under “triple-net” or “absolute-net” leases, which require the tenants to pay all property-related expenses. The Company also operates a medical office building (MOB) segment that consists of leasing space primarily to physicians and other healthcare-related businesses and engaging third parties to manage those operations. The MOB segment is not individually reported because it does not meet the quantitative thresholds of Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131) at the current time.

Securities and Exchange Commission

July 31, 2008

With regards to our senior living operations segment, we agree that occupancy information is a relevant metric in understanding the operations of this segment and the related impact on our financial results. We will include occupancy information related to this segment in future filings with the Commission.

With regards to our triple-net leased properties segment, the revenues of this segment are received directly from the tenant operator of the property based on the terms of the lease and are generally fixed amounts, with annual escalators, subject to certain limitations. All property-related expenses are the responsibility of the tenant. While occupancy information is relevant to the operations of the tenant, our revenues and financial results are not directly impacted by the overall occupancy levels at the properties. We will include additional disclosure in future filings with the Commission to further explain the relevance of occupancy to our tenants and why occupancy levels are not relevant to our triple-net operations.

With regards to our MOB segment, we will include occupancy information regarding this segment in future filings with the Commission at such time as the MOB segment becomes a reportable segment under SFAS No. 131.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing, that Staff comments or changes to disclosure in response thereto do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments or wish to discuss further the Company’s comments to your July 22, 2008 letter, please call me at (502) 357-9388.

Very truly yours,

/s/ Richard A. Schweinhart

Richard A. Schweinhart,

Executive Vice President and Chief Financial Officer

cc:	Debra A. Cafaro, Chairman, President and Chief Executive Officer of Ventas, Inc.
T. Richard Riney, Executive Vice President, Chief Administrative Officer, General
Counsel and Corporate Secretary of Ventas, Inc.